IAMGOLD REPORTS SOLID THIRD QUARTER 2019 RESULTS, WITH PATHWAY
TO IMPROVED FOURTH QUARTER; CONFIRMS COST AND PRODUCTION GUIDANCE

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
For more information, refer to the Management Discussion and Analysis (MD&A) and Unaudited Consolidated
Interim Financial Statements for the nine months ended September 30, 2019.

Toronto, Ontario, November 6, 2019 - IAMGOLD Corporation (“IAMGOLD” or the “Company”) reported its consolidated financial and operating results for the quarter ended September 30, 2019.

"We had a solid third quarter, with operating cash flow increasing by 28% over the second quarter 2019 and 354% over the prior year period, and continuing efforts toward cost containment," commented Steve Letwin, Chief Executive Officer of IAMGOLD. "Essakane is contributing to a strong second half, Westwood is progressing and Rosebel continues to ramp back up to normal operations. On the exploration front, our team has delivered a 3.2 million ounce initial inferred resource at Nelligan, recognized by the AEMQ with the Discovery of the Year Award. Additionally, we announced the new Karita discovery in Guinea on trend between our Boto and Diakha deposits. Through our self-funding lens, we completed the Essakane CIL/HL feasibility study, which supports a lower capital investment with heap-leach optionality in the mine life. We look forward to continuing our momentum with stronger fourth quarter results, and we confirm our production and cost guidance. We believe that the combination of strong Essakane performance, Saramacca ramp up, stabilization at Westwood, productivity improvements across all assets, and our exploration successes build the case for investment in IAMGOLD."

Mr. Letwin continued: "It is with great enthusiasm that I would like to announce the appointment of P. Gordon Stothart to the position of President & Chief Operating Officer of IAMGOLD. Gord has been with the Company since late 2007 as Executive Vice President and COO, and we are thrilled to expand his leadership role. I will continue in my role of Chief Executive Officer of IAMGOLD."

Third Quarter 2019 Highlights

  Attributable gold production of 187,000 ounces at cost of sales1 per ounce of $986, total cash costs2 per ounce produced of $902 and all-in sustaining costs2 per ounce sold of $1,118.
  Attributable gold sales of 186,000 ounces at an average realized gold price per ounce of $1,481.
  Revenues of $274.4 million.
  Net loss attributable to equity holders of $3.0 million, or $0.01 per share.
  Adjusted net loss attributable to equity holders2 of $0.0 million or $0.00 per share2.
  Net cash from operating activities of $51.8 million.
  Net cash from operating activities before changes in working capital2 of $65.4 million.
  Cash, cash equivalents, short-term investments and restricted cash totaled $677.2 million at September 30, 2019.

Strategic Developments

Reserves and Resources

•

On August 7, 2019, we reported initial drilling results testing the underground mining potential of the Saramacca Project in Suriname. Drilling highlights included: 21.0 metres grading 6.05 g/t Au including 10.5 metres grading 9.72 g/t Au; 22.7 metres grading 8.54 g/t Au including 9.0 metres grading 15.23 g/t Au; 24.0 metres grading 9.67 g/t Au including 6.0 metres grading 26.41 g/t Au.

•

On August 13, 2019, we reported additional drilling results from our delineation drilling program at the Nelligan Gold Project in Quebec. Drilling highlights included: 123.7 metres grading 1.26 g/t Au; 50.2 metres grading 1.82 g/t Au; 17.3 metres grading 5.50 g/t Au.

Exploration

•

On July 23, 2019, we reported drilling results from our 2019 drilling program completed at the Monster Lake Joint Venture Project in Quebec. Drilling highlights included: 0.8 metres grading 357.0 g/t Au; 0.5 metres grading 133.0 g/t Au.

•

On July 30, 2019, we reported drilling results from our 2019 drilling program completed at the Gosselin Discovery at the Côté Gold Project in Ontario. Drilling highlights included: 342.5 metres grading 0.98 g/t Au; 412.0 metres grading 1.28 g/t Au.

•

On July 31, 2019, we reported additional drilling results from our delineation program completed on the Lac Gamble Zone at the Rouyn Gold Project in Quebec. Drilling highlights included: 9.7 metres grading 6.64 g/t Au; 23.4 metres grading 6.08 g/t Au including 8.1 metres grading 13.25 g/t Au; 10.05 metres grading 6.59 g/t Au.

Operations and Development

•

At Rosebel, we resumed mining activities in the northern pits in late August and began ramping up in the southern pits in late September, following the temporary suspension of mining activities that resulted from a security incident reported on August 1, 2019.

•

Development work on Saramacca continued with the haul road construction and bush clearing activities progressing, and deliveries for hauling fleet and technical engineering work continuing during the quarter.

•

The carbon-in-column plant at Rosebel, which became fully operational in the first quarter 2019, produced an additional 1,300 ounces in the third quarter 2019, for total year-to-date recoveries of 5,600 ounces.

•	We continued to advance our application for a mining concession and optimize the design elements of the Boto Gold Project development, while we maintained stakeholder engagement.

Subsequent to the Quarter

•	IAMGOLD appointed P. Gordon Stothart as President & Chief Operating Officer of the Company.
•	IAMGOLD was awarded the Discovery of the Year at the Mining Exploration Association of Quebec’s XPLOR 2019 Awards Gala for the Nelligan Gold Project.
•	We reported an initial inferred resource estimate for the Nelligan Gold Project in Quebec of 97.0 million tonnes grading 1.02 g/t Au for 3.2 million ounces (on a 100% basis).
•	First ore was delivered to the Rosebel mill from the Saramacca deposit.
•

The Carbon-In-Leach ("CIL") and Heap Leach feasibility study at Essakane was completed: the feasibility study supported an investment in a mill optimization project to increase CIL plant capacity and postponement of heap leach operations to the end of life of mine.

•

We announced drilling results from our 2019 drilling program completed at the Karita Project in Guinea, confirming a new grassroots exploration discovery along the Senegal-Mali Shear Zone, on trend between our Boto and Diakha deposits. Drilling highlights included: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; 16.0 metres grading 3.17 g/t Au.

•

IAMGOLD participated in INV Metals' private placement of common shares and acquired an additional 13.9 million common shares of INV Metals at a price of C$0.40 per share for an aggregate amount of $4.2 million (C$5.6 million). This acquisition allowed IAMGOLD to maintain a 35.6% ownership in INV Metals, a Canadian mineral resource company focused on the development and exploration of the Loma Larga Project in Ecuador.

Upcoming Growth Catalysts

•	At Rosebel, a scoping study is underway to evaluate the underground mining potential of Saramacca, which could result in higher grades and significantly lower waste volumes, thereby reducing costs.
•	We are continuing to advance exploration activities along the Saramacca-Brokolonko trend in Suriname to confirm the presence of additional zones of mineralization and evaluate the resource potential.
•

We are studying various design approaches to Westwood with a preliminary life of mine plan update expected in the fourth quarter 2019, followed by a plan, in accordance with NI 43-101, in the first half of 2020.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months		Nine months ended
	ended September		September 30,
	30,
Financial Results ($ millions, except where noted)	2019	2018	2019	2018
Revenues	$274.4	$244.8	$771.9	$836.
Cost of sales	$251.6	$237.3	$743.4	$723.
Gross profit	$22.8	$7.5	$28.5	$112.
Net earnings (loss) attributable to equity holders of IAMGOLD	$(3.0)	$(9.5)	$(58.7)	$6.
Net earnings (loss) attributable to equity holders ($/share)	$(0.01)	$(0.02)	$(0.13)	$0.01
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$—	$(6.9)	$(17.7)	$45.
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$—	$(0.01)	$(0.04)	$0.10
Net cash from operating activities	$51.8	$11.4	$100.5	$168.
Net cash from operating activities before changes in working capital[1]	$65.4	$39.7	$141.3	$232.
Key Operating Statistics
Gold sales – attributable (000s oz)	186	202	563	652
Gold production – attributable (000s oz)	187	208	570	651
Average realized gold price[1] ($/oz)	$1,481	$1,207	$1,367	$1,282
Cost of sales[2] ($/oz)	$986	$858	$963	$805
Total cash costs[1] ($/oz)	$902	$830	$894	$791
All-in sustaining costs[1] ($/oz)	$1,118	$1,086	$1,112	$1,035
Gold margin[1] ($/oz)	$579	$377	$473	$491

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
2

Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

THIRD QUARTER 2019 SUMMARY

Financial Performance

•

Revenues for the third quarter 2019 were $274.4 million, up $29.6 million or 12% from the same prior year period. The increase was primarily due to a higher realized gold price ($51.0 million), partially offset by lower sales volume at Westwood ($9.5 million), Rosebel ($8.7 million) and Essakane ($2.4 million).

•

Cost of sales for the third quarter 2019 was $251.6 million, up $14.3 million or 6% from the same prior year period. The increase was primarily due to higher operating costs and depreciation expense. Operating costs were higher primarily due to lower capitalized stripping and increased fuel consumption at Essakane, combined with the processing of stockpile material at Rosebel as a result of the temporary suspension of mining activities due to the security incident, partially offset by labour reductions at Westwood.

•

Depreciation expense for the third quarter 2019 was $69.9 million, up $5.3 million or 8% from the same prior year period. The increase was primarily due to higher depreciation of capitalized stripping at Essakane. We expect 2019 depreciation expense to be approximately $275 million.

•

Income tax expense for the third quarter 2019 was $8.6 million, up $8.1 million from the same prior year period. Income tax expense for the third quarter 2019 comprised current income tax expense of $15.8 million (September 30, 2018 - $24.7 million) and deferred income tax recovery of $7.2 million (September 30, 2018 - recovery of $24.2 million). The increase in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in IAMGOLD’s operating jurisdictions from one period to the next.

•

Net loss attributable to equity holders for the third quarter 2019 was $3.0 million, or $0.01 per share, compared to net loss of $9.5 million, or $0.02 per share in the same prior year period. The decrease in net loss was primarily due to higher gross profit ($15.3 million) and interest income, derivatives and other investment gains (losses) ($11.0 million), partially offset by higher income tax expense ($8.1 million), higher other expenses ($8.1 million) and lower foreign exchange gain ($5.7 million).

•	Adjusted net loss attributable to equity holders[2] was $0.0 million, or $0.00 per share[2], compared to adjusted net loss[2] of $6.9 million, or $0.01 per share[2] in the same prior year period.

•

Net cash from operating activities for the third quarter 2019 was $51.8 million, up $40.4 million from the same prior year period. The increase was primarily due to higher earnings after non-cash adjustments ($18.2 million), lower movements in non-cash working capital items and non-current ore stockpiles ($15.1 million) and lower income taxes paid ($6.9 million). Movements in non-cash working capital items and non-current ore stockpiles was lower primarily due to lower inventories and non- current ore stockpiles, partially offset by a temporary reduction in accounts payable and accrued liabilities due to the temporary suspension of mining activities as a result of the security incident at Rosebel. Accounts payable and accrued liabilities are expected to increase as mining activities ramp up.

•	Net cash from operating activities before changes in working capital[2] for the third quarter 2019 was $65.4 million, up $25.7 million from the same prior year period.

•	Moody's Investors Service downgraded the Company's long-term corporate credit rating to B1 from Ba3 with a stable outlook.

Financial Position

•

We ended the quarter in a strong financial position, with cash, cash equivalents, short-term investments primarily in money market funds and restricted cash were $677.2 million at September 30, 2019, down $80.8 million from December 31, 2018. Cash and cash equivalents were $634.0 million, short-term investments, primarily in money market funds, were $16.1 million and restricted cash was $27.1 million. $499.6 million was available under the credit facility. The decrease was due to spending on property, plant and equipment ($187.9 million), interest paid ($15.4 million) and payment of lease obligations ($4.4 million), partially offset by cash generated from operating activities ($100.5 million) and proceeds from an equipment loan ($23.3 million).

Production and Costs

•

Attributable gold production, inclusive of joint venture operations, was 187,000 ounces for the third quarter 2019, down 21,000 ounces from the same prior year period. The decrease was primarily due lower head grades and recoveries at Rosebel, as the mill feed comprised low grade stockpiles due to the temporary suspension of mining activities (12,000 ounces), lower grades at Westwood (7,000 ounces), lower throughput and recoveries at Sadiola (1,000 ounces) and the end of operations at Yatela (1,000 ounces).

•

Attributable gold sales, inclusive of joint venture operations, were 186,000 ounces for the third quarter 2019, down 16,000 ounces from the same prior year period. The decrease was due to lower sales at Westwood (8,000 ounces), Rosebel (7,000 ounces) and Essakane (1,000 ounces).

•	Cost of sales[1] per ounce for the third quarter 2019 was $986, up 15% from the same prior year period primarily due to lower sales volumes in addition to the factors noted above.

•

Total cash costs[2] per ounce produced for the third quarter 2019 were $902, up 9% from the same prior year period primarily due to lower production volumes at Rosebel and Westwood in addition to the factors noted above.

•

All-in sustaining costs[2] per ounce sold for the third quarter 2019 were $1,118, up 3% from the same prior year period. The increase was primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures.

•

Total cash costs[2] and all-in sustaining costs[2] for the third quarter 2019 included a reduction of $49 per ounce for the normalization of costs at Rosebel (2018 - $nil) and realized derivative gains from hedging programs of $nil per ounce produced and sold (2018 - $13 and $13).

Commitment to Zero Harm Continues

•

The DART rate[3], representing the frequency of all types of serious injuries across all sites and functional areas for the third quarter 2019 was 0.56, below IAMGOLD's target of 0.63. IAMGOLD continues the implementation of several initiatives, including a behaviour-based safety program, to ensure a safer work environment.

•

Moody’s Investor Services released its first assessment of Corporate Governance for the Metals and Mining sector, wherein IAMGOLD achieved the highest level (GA-1) based on adjusted scoring of 2.7, the second highest scoring received of the companies reviewed. The Corporate Governance framework is a subset of Moody’s initiative focusing on Environmental, Social and Corporate governance reviews. The Corporate Governance framework comprises 168 questions reviewing Ownership, Compensation, Board Oversight, Financial Oversight and Compliance Reporting.

ATTRIBUTABLE GOLD PRODUCTION AND COSTS

					Total Cash		All-in Sustaining
	Gold Production		Cost of Sales[1]		Costs[2]		Costs[2]
	(000s oz)		($ per ounce)		($ per ounce		($ per ounce
					produced)		sold)
Three months ended September 30,	2019	2018	2019	2018	2019	2018	2019	2018
Owner-operator
Essakane (90%)	96	96	$925	$809	$866	$762	$1,021	$993
Rosebel (95%)[3,4]	55	67	1,122	921	968	893	1,198	1,113
Westwood (100%)[5,6]	23	30	915	891	889	856	1,033	1,047
Owner-operator[7]	174	193	$986	$858	$901	$822	$1,137	$1,099
Joint ventures	13	15			915	933	891	922
Total operations	187	208			$902	$830	$1,118	$1,086
Cost of sales[1] ($/oz)			$986	$858
Cash costs, excluding royalties					$832	$780
Royalties					70	50
Total cash costs[2]					$902	$830
All-in sustaining costs[2]							$1,118	$1,086

					Total Cash		All-in Sustaining
	Gold Production		Cost of Sales[1]		Costs[2]		Costs[2]
	(000s oz)		($ per ounce)		($ per ounce		($ per ounce
					produced)		sold)
Nine months ended September 30,	2019	2018	2019	2018	2019	2018	2019	2018
Owner-operator
Essakane (90%)	274	302	926	$761	$878	$716	$1,035	$968
Rosebel (95%)[3,4]	195	202	976	858	925	855	1,121	1,017
Westwood (100%)[5,6]	62	101	1,079	834	866	823	1,062	1,003
Owner-operator[7]	531	605	963	805	$894	$780	$1,129	$1,042
Joint Ventures	39	46			893	933	890	939
Total operations	570	651			$894	$791	$1,112	$1,035
Cost of sales[1] ($/oz)			$963	$805
Cash costs, excluding royalties					$830	$736
Royalties					64	55
Total cash costs[2]					$894	$791
All-in sustaining costs[2]							$1,112	$1,035

1

Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
3

Cost of sales per ounce sold for Rosebel does not include the impact of normalization of costs for the three and nine months ended September 30, 2019 of $49 and $16 per ounce (three and nine months ended September 30, 2018 - $nil and $nil), respectively.

4

Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Rosebel include the impact of normalization of costs for the three and nine months ended September 30, 2019 of $49 and $16 per ounce (three and nine months ended September 30, 2018 - $nil and $nil), respectively.

5

Cost of sales per ounce sold for Westwood does not include the impact of normalization of costs for the three and nine months ended September 30, 2019 of $nil and $20 per ounce (three and nine months ended September 30, 2018 - $nil and $nil), respectively.

6

Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Westwood include the impact of normalization of costs for the three and nine months ended September 30, 2019 of $nil and $20 per ounce (three and nine months ended September 30, 2018 - $nil and $nil), respectively.

7	Owner-operator all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 29 of the MD&A.

OPERATIONS ANALYSIS BY MINE SITE

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Attributable gold production for the third quarter 2019 was comparable to the same prior year period primarily due to higher throughput offset by lower head grades. Mill throughput for the third quarter 2019 was favourably impacted by a lower proportion of hard rock processed relative to the prior year period. Head grade for the third quarter was lower as a result of mine sequencing relative to prior year period.

 Material mined for the third quarter 2019 was higher compared to the same prior year period primarily as a result of continued improvement to equipment availability and an increase in the fleet size. Additional equipment commissioned in the second and third quarter of 2019 will allow for increased hauling capacity and reduced reliance on mining contractors. Ore mined for the third quarter 2019 was higher compared to the same prior year period primarily due to increased mining of lower grade ore to support the construction of a proposed heap leach facility at the end of carbon-in-leach (CIL) operations, in addition to the items noted above.

The CIL and Heap Leach feasibility study at Essakane was completed in the fourth quarter 2019 and concluded that increasing CIL plant capacity and postponing the heap leach operation to the end of life of mine is more economical than operating both a heap leach and the CIL in parallel. Optimization work has focused on increasing CIL capacity to 11.7 million tonnes per annum (at 100% hard rock) compared to the original nameplate capacity of 10.8 million tonnes per annum (at 100% hard rock) with a minimal capital investment of $9.0 million in a mill optimization project. The optimization of the CIL circuit will result in a reduction of the Heap Leach material throughput from 10.0 million tonnes per annum, as disclosed in the June 5th 2018 Pre-Feasibility Study, to 8.5 million tonnes per annum without a significant change to the production profile due to improved recovery from 55.0% to 67.0% .

Cost of sales per ounce sold and total cash costs per ounce produced for the third quarter 2019 were higher by 14% compared to the same prior year period primarily due to lower capitalized stripping and sales volume. Operating costs were higher as a result of increased mining activity and higher fuel consumption due to longer hauling distances from the Falagountou pit and reflecting the increased use of mining contractors. These cost pressures were partially offset by a weaker euro relative to the U.S. dollar.

All-in sustaining costs per ounce sold for the third quarter 2019 were higher by 3% compared to the same prior year period primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the third quarter 2019 was the impact of realized derivative losses from hedging programs of $2 per ounce produced and sold, respectively (2018 - $19 and $19).

Sustaining capital expenditures for the third quarter 2019 of $8.6 million included capital spares of $2.4 million, mobile equipment of $2.2 million, resource development of $0.6 million, power generator overhaul of $0.5 million, and various other sustaining capital expenditures of $2.9 million. Non-sustaining capital expenditures of $11.5 million included capitalized stripping of $5.9 million, tailings liners and dams of $4.8 million, mill optimization of $0.5 million and Carbon-In-Leach and Heap Leach feasibility study of $0.3 million.

Outlook

We maintain Essakane's 2019 attributable gold production guidance of 380,000 to 390,000 ounces. Capital expenditures are expected to be approximately $110 million, comprising $40 million of sustaining and $70 million non-sustaining capital.

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Attributable gold production for the third quarter 2019 was 18% lower compared to the same prior year period primarily due to the impact of the security incident which resulted in the temporary suspension of mining activities. As a result of this incident, the mill feed comprised low grade stockpiles which resulted in lower head grades than the prior year period. Since the incident, mining restarted in the northern pits in late August and began ramping up in the southern pits in late September. During this downtime, major preventative maintenance was undertaken on the mobile equipment, which will reduce downtime in future periods. In addition, the majority of the hauling fleet has been modified to increase the average payload by 5%. The carbon-in-column plant continued to perform favorably with an additional 1,300 ounces recovered from tailings in the third quarter 2019, bringing year-to-date tailings recoveries to 5,600 ounces. The plant has now exceeded the current year targeted recovery of 5,000 ounces at a marginal operating cost of approximately $35 per ounce to cover additional power and elution costs.

Development work on Saramacca continued in the third quarter with the construction of the haul road and bush clearing activities. In the fourth quarter 2019, mining activities along with nominal production are expected to commence at Saramacca. Deliveries for the hauling fleet continued, with an additional four haul trucks and three excavators commissioned in the third quarter 2019. Technical and engineering work also continued during the quarter, including surface water management engineering, grade control drilling, and site infrastructure construction.

In accordance with International Financial Reporting Standards, Rosebel reduced the cash costs and depreciation attributed to inventory for the third quarter 2019 by $9.6 million and $3.6 million, respectively (2018 - $nil and $nil) to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low material mined resulting from the security incident. Rosebel reduced total cash costs and all-in sustaining costs for the third quarter 2019 by $167 per ounce produced and $170 per ounce sold (2018 - $nil and $nil).

Cost of sales per ounce sold were higher by 22% compared to the same prior year period primarily due to lower sales volumes as a result of the temporary suspension of mining activities due to the security incident. Total cash costs per ounce produced for the third quarter 2019 were higher by 8% compared to the same prior year period, primarily due to lower production volumes as a result of the security incident. All-in sustaining costs per ounce sold for the third quarter 2019 were higher by 8% compared to the same prior year period primarily due to higher cost of sales per ounce, partially offset by the impact of cost normalization. Included in total cash costs and all-in sustaining costs for the third quarter 2019 was the impact of realized derivative gains from hedging programs of $nil per ounce produced and sold (2018 - $13 and $15).

Sustaining capital expenditures for the third quarter 2019 of $12.4 million included capital spares of $7.9 million, mill equipment of $0.9 million, mobile equipment of $0.3 million, tailings dam of $0.2 million, and various other sustaining capital expenditures of $3.1 million. Non-sustaining capital expenditures for the third quarter 2019 of $8.1 million related to the Saramacca Project.

Outlook

We maintain Rosebel's 2019 attributable gold production guidance range of 240,000 to 260,000 ounces. Capital expenditures are expected to be $90 million, comprising $40 million of sustaining and $50 million of non-sustaining capital expenditures.

Westwood Mine - Canada (IAMGOLD interest - 100%)

Gold production for the third quarter 2019 was 23% lower compared to the same prior year period primarily due to lower head grades. Mine production activities continued to be limited on the levels affected by seismic activity in localized areas in the fourth quarter 2018. Mining continued in areas unaffected by seismicity, which mainly contained lower grade stopes. To manage the risk of seismicity, IAMGOLD is continuing to study various design approaches at Westwood with a preliminary life of mine ("LOM") plan update expected in the fourth quarter 2019, followed by a NI 43-101 compliant plan in the first half of 2020. Underground development continued to progress in the third quarter 2019 to open up access to new mining areas with lateral development of approximately 1,600 metres, averaging 18 metres per day. To support continued underground development while respecting safety protocols in place for mining in areas where seismicity is present, three units of bolting equipment designed to manage seismic exposure were commissioned during the first quarter 2019. Training and optimization of these units continue and is expected to be completed by the first half of 2020.

Cost of sales per ounce sold and total cash costs per ounce produced for the third quarter 2019 were higher by 3% and 4%, respectively, compared to the same prior year period primarily due to lower sales and production volumes.

All-in sustaining costs per ounce sold for the third quarter 2019 were lower by 1% compared to the same prior year period primarily due to lower sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the third quarter 2019 was the impact of realized derivative gains from currency hedging programs of $2 per ounce produced and $3 per ounce sold, respectively (2018 - $nil and $nil). Sustaining capital expenditures for the third quarter 2019 of $2.9 million included deferred development of $2.1 million, underground equipment of $0.6 million, and underground construction of $0.2 million. Non-sustaining capital expenditures for the third quarter 2019 of $2.4 million included deferred development of $1.7 million, development drilling of $0.3 million and underground construction of $0.4 million.

Outlook

We maintain Westwood’s 2019 gold production guidance range of 95,000 to 105,000 ounces. This reflects the steady progression of mining and development activities towards higher-grade zones, while respecting safety protocols for areas where seismicity is present. Capital expenditures are expected to be $35 million, comprising $15 million of sustaining and $20 million of non-sustaining capital expenditures.

Sadiola Mine - Mali (IAMGOLD interest - 41%)

Attributable gold production for the third quarter 2019 was 7% lower compared to the same prior year period primarily due to lower throughput and recovery, partially offset by higher grades. Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the third quarter 2019 and the same prior year period primarily include the cost of processing stockpiles.

An agreement with the Government of Mali, on terms for investment in the Sadiola Sulphide Project, must be reached in order to prevent the operation from entering a phase of suspended exploitation (care and maintenance), once processing of the ore stockpiles is complete. Processing of the ore stockpiles is expected to be completed in the fourth quarter 2019. While this agreement has not yet been reached, IAMGOLD and AngloGold Ashanti, who collectively own an 82% interest in Sadiola, have initiated a process to identify third parties that may be interested in acquiring their collective interest in Sadiola. The process is ongoing and there is no certainty of its outcome.

Yatela Mine - Mali (IAMGOLD interest - 40%)

On February 14, 2019, Sadiola Exploration Limited (“SADEX”), a subsidiary jointly held by IAMGOLD and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela (“Yatela”), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.

DEVELOPMENT PROJECTS

Côté Gold Project, Canada

The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM").

In January 2019, we announced a deferral of the decision to proceed with the construction of the Côté Gold Project (see news release dated January 28, 2019).

During the third quarter 2019, de-risking activities continued at the Côté Gold Project, within capital expenditure guidance, pending a future development decision. Project engineering is now approximately 42% complete. De-risking activities also included geotechnical evaluation and modelling of the proposed tailings management facility, the completion of approximately 800 metres of additional definition drilling to improve the resource block model, advancing Project permitting, developing the operational context of mine automation, and general mine design improvements.

In addition, we reported the remaining assay results from the completed drilling program on the new Gosselin Zone discovery, which included the following highlights: 342.5 metres grading 0.98 g/t Au; 412.0 metres grading 1.28 g/t Au (see news release dated July 30, 2019). The program was designed to evaluate the new discovery, located approximately 1.5 kilometres northeast of the Côté Gold deposit, testing both for extensions of mineralization at shallow depth as well as evaluate the continuity of mineralization between the Gosselin and Young-Shannon zones. The results will be used to guide future drilling programs with an objective of evaluating the resource potential of this new discovery.

Boto - Senegal

During the third quarter 2019, we continued to advance its application for a mining concession and to optimize the design elements of the Boto Gold Project development, while we maintained stakeholder engagement. The drilling program completed in the second quarter included further resource delineation and evaluation of potential resource expansions adjacent to the Malikoundi design pit, as well as condemnation drilling of proposed infrastructure sites.

EXPLORATION

In the third quarter 2019, expenditures for exploration and project studies totaled $10.3 million compared to $16.4 million in the same prior year period, of which $7.7 million was expensed and $2.6 million was capitalized (September 30, 2018 - $8.4 million was expensed and $8.0 million was capitalized). The decrease compared to the same prior year period primarily reflects decreased spending on feasibility and other studies and decreased activity related to near-mine and brownfield programs.

GREENFIELD EXPLORATION PROJECTS

Wholly-Owned Projects

Karita, Guinea

The Karita Gold Project is wholly owned by IAMGOLD and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres, located in Guinea between our Boto Gold Project in Senegal to the north, and our Diakha-Siribaya Gold Project in Mali to the south.

During the third quarter 2019, a first pass drilling program totalling approximately 1,800 metres of reverse circulation drilling was completed ahead of the rainy season to follow up on a previously identified termite mound geochemical anomaly interpreted to be a possible extension of the mineralized trend between the Boto and Diakha deposits. Subsequent to the quarter, we announced assay results from the drilling program which confirmed a new discovery of mineralization along this portion of the Senegal-Mali Shear Zone including the following highlights: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; 16.0 metres grading 3.17 g/t Au (see news release dated October 2, 2019).

The results of this drilling program will be compiled and integrated with data from the adjacent Boto Gold and Diakha-Siribaya Gold Projects to help guide future drilling programs with an objective to define the extents of the mineralization and evaluate the resource potential of this new discovery.

Joint Venture Projects

Following are the highlights for our joint venture exploration projects. The agreements are typically structured in a way that gives us the option of increasing our ownership interest over time, with the decision dependent upon the exploration results as time progresses.

Monster Lake - Canada (Option Agreement with TomaGold Corporation)

During the third quarter 2019, we reported assay results from the winter drilling program, which included the following highlights: 0.8 metres grading 357.0 g/t Au; 0.5 metres grading 133.0 g/t Au (see news release dated July 23, 2019). These results will be used to guide future exploration programs which will focus on identifying additional mineralized zones with the objective to increase total mineral resources on the property.

Nelligan - Canada (Option Agreement with Vanstar Mining Resources Inc.)

During the third quarter 2019, we completed our planned summer mapping program and commenced a summer soil sampling program. The purpose of these programs is to continue to enhance our understanding of the mineral potential on the property. Additional assay results from the previously completed delineation drilling program were reported, with highlights including: 123.7 metres grading 1.26 g/t Au; 50.2 metres grading 1.82 g/t Au; 17.3 metres grading 5.50 g/t Au (see news release dated August 13, 2019). Drilling results, together with geological, geochemical, and structural studies, were used to complete an initial resource estimate in accordance with NI 43-101. Subsequent to the quarter, we reported an initial inferred resource estimate (on a 100% basis) of 97.0 million tonnes grading 1.02 g/t Au for 3.2 million ounces (see news release dated October 22, 2019).Planning for future drilling programs is ongoing and will involve a number of objectives including: additional infill drilling to improve resource classification and convert inferred resources to the indicated resource category; evaluate potential resource extensions in the deeper parts of the deposit; and evaluate resource expansions along strike.

Rouyn - Canada (Option Agreement with Yorbeau Resources Inc.)

During the third quarter 2019, approximately 6,600 metres of diamond drilling were completed to test selected exploration targets in the area of the historic Astoria deposit, located several kilometres to the east of Lac Gamble. The remaining assay results from the completed 2019 diamond delineation drilling program at Lac Gamble were reported, with highlights including: 9.7 metres grading 6.64 g/t Au; 23.4 metres grading 6.08 g/t Au; 10.05 metres grading 6.59 g/t Au (see news release dated July 31, 2019). The assay results will be used to develop a deposit model and support an initial resource estimate.

End Notes (excluding tables)

1

Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2	This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.

3	The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Thursday, November 7, 2019 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD's 2019 third quarter operating performance and financial results. A webcast of the conference call will be available through IAMGOLD's website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or International Number: 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or International Number: 1-604-638-9010, passcode: 3717#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", “Third Quarter 2019 Summary”, "2019 Guidance", "Development Projects", and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities including geotechnical difficulties and seismicity; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; and the risks involved in the exploration, development and mining business. The Company is also subject to litigation and legal and political risks. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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